Income Statement **DRAFT**

000s

Income Statement						**January - December 2017**							**2017 FY**
USD	**January**	**February**	**March**	**April**	**May**	**June**	**July**	**August**	**September**	**October**	**November**	**December**	**Jan - Dec**
Subscription	1,205	1,042	1,321	1,202	1,466	1,303	1,181	1,135	1,039	1,021	891	819	13,625
Discount/Returns	(8)	(8)	(8)	(8)	(8)	(8)	(8)	(8)	(8)	(8)	(8)	(8)	(96)
Total Revenues	**$ 1,197**	**$ 1,034**	**$ 1,313**	**$ 1,194**	**$ 1,458**	**$ 1,295**	**$ 1,173**	**$ 1,127**	**$ 1,031**	**$ 1,013**	**$ 883**	**$ 811**	**$ 13,529**
COGS	316	323	470	306	412	317	231	314	221	187	177	176	3,450
Gross Profit	**881**	**711**	**843**	**888**	**1,046**	**978**	**942**	**813**	**810**	**826**	**706**	**635**	**10,079**
Gross Margin %	*73.6%*	*68.8%*	*64.2%*	*74.4%*	*71.7%*	*75.5%*	*80.3%*	*72.1%*	*78.6%*	*81.5%*	*80.0%*	*78.3%*	*74.5%*
Operating Expenses													
General	1,276	1,791	2,688	1,394	2,045	2,603	2,624	1,562	2,444	1,697	2,050	3,974	26,148
Marketing	114	69	39	65	401	(152)	984	569	566	92	106	157	3,010
Technical	119	134	884	776	890	1,779	1,776	1,932	1,694	667	743	675	12,069
Miscellaneous	200	700	250	16	620	104	182	163	140	103	-	100	2,578
Total Operating Expenses	**1,709**	**2,694**	**3,861**	**2,251**	**3,956**	**4,334**	**5,566**	**4,226**	**4,844**	**2,559**	**2,899**	**4,906**	**43,805**
Operating Income	**$ (828)**	**$ (1,983)**	**$ (3,018)**	**$ (1,363)**	**$ (2,910)**	**$ (3,356)**	**$ (4,624)**	**$ (3,413)**	**$ (4,034)**	**$ (1,733)**	**$ (2,193)**	**$ (4,271)**	**$ (33,726)**
Op. Income Margin %	*-69.2%*	*-191.8%*	*-229.9%*	*-114.2%*	*-199.6%*	*-259.2%*	*-394.2%*	*-302.8%*	*-391.3%*	*-171.1%*	*-248.4%*	*-526.6%*	*-249.3%*
Interest Expense/ (Income)	(616)	628	631	610	631	610	631	631	610	631	610	631	6,238
Other	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Income	(212)	(2,611)	(3,649)	(1,973)	(3,541)	(3,966)	(5,255)	(4,044)	(4,644)	(2,364)	(2,803)	(4,902)	**$ (39,964)**
Net Margin %	*-17.7%*	*-252.5%*	*-277.9%*	*-165.2%*	*-242.9%*	*-306.3%*	*-448.0%*	*-358.8%*	*-450.4%*	*-233.4%*	*-317.4%*	*-604.4%*	*-295.4%*

Notes:

Financial information provided by QuickBooks for the 12 month period from January - December 2017.